PREFORMED LINE PRODUCTS 2003 ANNUAL REPORT



WE MAKE BUSINESS PERSONAL

Preformed Line Products is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for energy, communications and broadband companies. With headquarters in Cleveland, Ohio, we operate three domestic manufacturing centers and serve the worldwide market through our international operations in 11 different countries.

Our mission is to achieve profitable growth as a leader in the innovative development, manufacture and marketing of technically superior products and services related to cable systems and to use this position of leadership to exploit other exceptional product opportunities in related markets.

Thousands of dollars, except per share data, Year ended December 31

FINANCIAL HIGHLIGHTS

	2003	2002
Net sales	$ 153,333	$ 169,842
Income (loss) before income taxes	8,964	(579)
Net income (loss)	4,383	(1,140)
Net income (loss) per share basic and diluted	0.76	(0.20)
Shareholders' equity	120,730	114,096
Shareholders' equity per share	20.76	19.76



$153,333
$169,842
$196,365
$207,332
$195,245
2003
2002
2001
2000
1999

Consolidated net sales



$4,383
($1,140)
$5,176
$11,051
$10,201
2003
2002
2001
2000
1999

Consolidated net income (loss)

In spite of evidence to the contrary, there are some good things to say about 2003. Perhaps most important, Preformed corroborated its leadership in the markets we serve and solidified personal relationships with major customers across the board– all in the midst of the continued environment of recession in our core markets.

Sales were down in 2003, led again by the triple ogres of prior overspending by core customers, a lethargic economy and extreme caution.

In the global communications sector, there remains a high level of debt to be worked off, while at the same time the Federal government still burdens our major U.S. customers with restrictive regulations. In the domestic energy market, it's primarily the uncertainties of deregulation that continue to stall capital spending.

In the midst of this gloom, we are placing as much emphasis on customer service as ever – a long-term strategy that has worked effectively for us, as well as being a natural component of our corporate culture. Our products are well-made, feature unique designs and are backed with exceptional service. They are essential components in the day-to-day maintenance and upkeep of communications and energy networks. This product quality, plus our service and depth of knowledge, are the key reasons why our business was less severely affected than that of our competitors.

Consolidated sales for 2003 were down 10% from 2002 to $153.3 million. Most of this decrease, however, was attributable to closing our European data communications operation in 2002. Excluding the impact of this event, sales were down less than one percent.

Internationally, sales from continuing operations were up 6% over 2002. Selling in, as well as sourcing from, developing countries continues to be a key element of our international growth strategy even though competition from indigenous suppliers is often more aggressive in these markets. For example, the reduction in selling prices in China in 2003 negatively impacted profitability there. Strong growth was achieved in both Europe and Africa as upgrades in energy networks became increasingly important. Sales in Latin America fell again in 2003, but indications across the region are increasingly pointing to the positive.

FINANCIAL POSITION

Our financial position remains strong with an impressive current ratio of 3.5 to 1. Our total bank borrowings at the end of 2003 were $5.4 million on assets exceeding $149 million. Our cash balance increased $16.6 million during 2003.

The requirements of the Sarbanes-Oxley Act of 2002 continue to plague us with procedures and reporting requirements that are disproportionately expensive to implement and comply with. In our opinion, this act, aimed at a few wrongdoers, has become overly burdensome to our small company, which has always had strong accounting and reporting controls and a management team with impeccable integrity. Nonetheless, we must comply with this act, thus consuming valuable resources that could be better utilized to increase shareholder value.

We continued our unbroken record of dividend payments, resulting in a yield of 2.5% based on the stock's higher closing price at the end of the year.







COMMUNICATIONS




NOTE



The economic collapse in the communications industry that began in 2000 maintained its depressing grip on new construction in 2003, although the stranglehold seemed to be loosening near the end of the year. Domestic sales were down 6%, a disappointing decrease but one that was nevertheless reflected throughout the entire industry.

There is optimism in some circles, however, that protective legislation now hovering in Congress will move successfully through, encouraging the Regional Bell Operating Companies to begin building again.

The area which holds the most opportunity in the immediate future of the industry is in Fiber-to-the-Premise (FTTP) construction. This advanced technology uses fiber optics instead of copper wires to connect a home or business directly to a single supplier's network of services, offering consumers the "triple play architecture" of telephone, television and broadband Internet services. Using hair-thin strands of glass fiber and laser-generated pulses of light as the data transmission medium, this technology offers speeds and capacities far in excess of today's copper cable systems. As digital video becomes available, the system can be easily upgraded to accommodate it.

PLP is in a good position to benefit from this impetus, being able to adapt much of our cross-connect technology to end-of-line connectivity needs. We have also developed important new products, such as the COYOTE® Dome Closure and the COYOTE® Terminal Closure, both scheduled for introduction in the late spring of 2004.

While the sales picture was discouraging in 2003, we did realize a continuing increase in share of market in the communications industry, much of it coming from the attrition of competitors' diminishing resources and an overall softening of their sales and support efforts. Relations have solidified and expanded with many major buyers. Field testing, for example, will begin in early 2004 on a large FTTP project of Verizon's which has the potential of serving one million homes.

Taking further steps to assure our influence in FTTP sales, we established a sales alliance in 2003 with ADC and Sumitomo Electric to provide a complete end-to-end solution for fiber-to-the-premise deployment for major communications networks. The alliance will provide a comprehensive bundle of customizable solutions that fit seamlessly into existing networks. The objective of the alliance is to minimize customers' capital expenses by insuring that they design their FTTP network right the first time, while enabling it to last well into the future. PLP's major products will be access terminals and splice closures. ADC will deliver fiber connectivity equipment, and Sumitomo will provide the fiber cable, feeder, distribution and drop cable.

In the government construction marketplace, spending has increased somewhat; due largely to Homeland Security issues, which have generated increased construction on military bases throughout the world. In addition, PLP continues to add to its list of Federal General Services Administration contracts, keeping our roots deeply entrenched in the government's procurement process.

The CATV industry suffered great losses in 2003 and has generally taken a wait-and-see attitude toward new construction. In the last quarter of the year, however, we saw a decrease in market inventory along with a simultaneous increase in hardware sales – possible signs that this area of the business is beginning to shake off its stupor.

Internationally, the communications markets were as depressed as they were in the U.S. with the exceptions of China and southeast Asia where activity and growth, as well as aggressive competition, continue strong. The demand for Fiber-to-the-Premise service does not currently offer the opportunity in the international marketplace that it does domestically. The FibreGuard™ Closure and SAFeTNET™ Fiber Organization System, however, have been introduced to address the trend toward bringing fiber closer to the end-user. These quick-access products complement the balance of the PLP product portfolio.

SPECIAL INDUSTRIES

From farms to vineyards, from mines to railroads, you can see PLP products at work. The industries we sell to are a diverse lot, often requiring unique applications of our product concepts. Our principal markets in this sector are Towers/Antennas and Metal Buildings.

TOWERS/ANTENNAS

Business in this market segment, while down with the economy in general, is showing signs of resurgence, largely from the explosion of cell phone usage which is now pushing providers to improve their coverage. In rural areas, construction has moved towards guyed structures, which naturally favors PLP products. ROCKET-SOCKET™ Dead-ends, Big-Grip Dead-ends, VARI-GRIP™ Dead-ends and Air Flow Spoilers are the major products we sell to this market.

METAL BUILDINGS

Spending for construction of metal buildings decreased in 2003, but not significantly. As we look at the industry's future we do see modest indications that a return to positive growth is imminent. Consolidation among the major players in the industry has allowed the dust to settle, and most of the financing and debt restructuring that accompanied these moves are now complete. As long as interest rates remain attractively low, we expect this market will continue to contribute a small, but profitable, addition to our sales.







ENERGY

As inebriating as the optimism of energy deregulation was initially, we continue to suffer the hangover of its effects. Most U.S. utilities still struggled in 2003. Their stock prices were down, as were their credit ratings, all of which took a financial and psychic toll on the industry.

This malaise, together with a slow economy, kept a tight damper on new spending. Major projects were postponed. Maintenance was deferred. And then came the Great Northeast Blackout of 2003, or what has been popularly referred to in the Industry as "8/14".

This blackout - the worst in U.S. history - focused immediate national attention on the dramatic need for rebuilding the nation's power grid. This is a problem which private industry cannot afford to fix by itself. Government must step in. But even if Congress does eventually approve the proposed $50 billion energy bill, only a portion of the money will be spent on rebuilding the grid.

In the long run, however, the necessary maintenance and new construction *will* come. The grid *will* be rebuilt. It won't happen as quickly as we'd like, but we are strongly positioned to take advantage of this construction as soon as it begins.

TRANSMISSION

Despite a 9% slide in domestic sales of transmission products, 2003 marked the beginning of two major projects, now under construction, with important considerations for the future.

The first is the Path 15 Corridor in California, an 85-mile, 500-kilovolt line. We won the spacer/damper business for this line, which should generate excellent publicity for us nationwide emphasizing our importance as a supplier to domestic utilities.

The second substantial piece of business that began in 2003 is American Electric Power's 765-kilovolt line now being constructed in Virginia and West Virginia. The line features a unique, six-conductor bundle configuration whose weight and size make PLP one of the few companies with the skills and the products (VARI-GRIP® Dead-ends) to handle the guying of the structures. Again, the industry attention for a project of this size and unusual design should prove to be remarkably favorable for PLP.

A third major enterprise in 2003 was our selection as a sub-contractor to the 3M/Department of Energy program to develop hardware for a new high-capacity conductor which could represent the future of energy transmission and thus be crucial to the national grid. The new conductor replaces its central core of steel with high-strength ceramic fibers which only stretch half as much as steel and can thus carry more current with no increase in sag. The result is a conductor that more than doubles the capacity of a transmission line without adding a single new tower. PLP's new THERMOLIGN™ family of hardware products is ideal for this emerging high-temperature technology, since they



are specifically designed to dissipate heat and minimize its transfer to mating hardware and insulators.

International sales of energy products for both transmission and distribution were up slightly from 2002. In addition to the ongoing activity in the Asian markets, there are several projects getting off the ground in the Middle East and Latin America, as well as opportunities opening up in Eastern Europe for our spacer/damper line of products.

DISTRIBUTION

The distribution segment of the energy industry was also affected by the industry's caution, and our domestic sales to this market thus showed a 6-1/2% decline against 2002. Fourth quarter sales, however, were unusually robust, and deregulation has appeared to have had less impact on this side of the business. We believe that the improving economy will restore growth to this area in 2004.

In the second half of 2003, we developed a new line of COYOTE® Fiber Cabinets and Accessories, featuring pre-terminated solutions for metro and access networks. Branded under the name AXCESS Solutions™, these wall- and rack-mount cabinets provide secure splicing, patching and storage of fibers for substations, network operations centers and other customer demarcation applications. Fiber deployments are expected to grow as energy utilities upgrade their internal networks and connect revenue-generating customers to their fiber backbone.

One bright spot in the economy has been the continued strength of new home construction. This residential construction boom has been forecasted to continue unabated for the foreseeable future. Most new housing developments feature underground, rather than overhead, utilities. Up until now, we have offered a limited product line of transformer and pedestal connectors used in this secondary underground power application. An aggressive program is currently in place to expand this product line. We are developing additional products and actively seeking potential acquisitions to better position ourselves to capture increased sales from this exciting market opportunity.

CORPORATE INITIATIVES

Our acquisition strategy has taken a very conscious shift towards diversification. We believe we have identified several excellent opportunities through which we can leverage our engineering, manufacturing and marketing capabilities in areas that are outside of, but related to, our traditional markets.

Bill Reynolds was hired as the General Manager of Superior Modular Products. Prior to joining us, Bill held senior level positions in operations, business development and sales/marketing with Thomas and Betts, Krone, Legrand and ITT. We feel confident that he will bring a new level of knowledge and experience to this organization that is necessary for these challenging times in the data communications market.

The results of our Lean Manufacturing initiative in 2003, the first year for which this system had been implemented for the full 12 months, were outstanding. Significant improvements were achieved in several key areas including absenteeism, safety, quality and on-time delivery. And substantial savings were achieved on maintenance and supply expenses. The Lean Manufacturing program is at work in our plants in Rogers, Arkansas, and Albemarle, North Carolina; and the state of North Carolina has awarded a grant to our SMP operation in Asheville to implement the program there. In addition, the initiative will be fully extended into our Engineering and International operations in 2004.

In an effort to better focus our efforts in Japan, a decision was made to divest ourselves of the 24% interest we had in Toshin Denko K. K. located in Osaka, Japan. The Company's investment in Toshin Denko dates back to 1961 when Toshin Denko was founded. PLP took this opportunity to realize a significant profit from this long-standing investment.

While 2003 was a disappointing year, we believe there are reasons for cautious optimism – the potential growth of Fiber-to-the-Premise construction, the now-recognized need for rebuilding our national power grid, the strengthening in sales during the fourth quarter and the continued confidence that our customers openly express to us regarding the integrity of our products, research and service.

It's too soon to start the parade, but it looks as though the bands may be warming up.





Jon R. Ruhlman
Chairman

Robert G. Ruhlman
President and Chief Executive Officer

Thousands of dollars, except per share data					
Year ended December 31	2003	2002	2001	2000	1999
NET SALES AND INCOME					
Net sales	$ 153,333	$ 169,842	$ 196,365	$ 207,332	$ 195,245
Operating income (loss)	5,484	(426)	7,571	18,805	14,155
Income (loss) before income taxes	8,964	(579)	7,432	17,135	14,729
Net income (loss)	4,383	(1,140)	5,176	11,051	10,201
PER SHARE AMOUNTS					
Net income (loss) - basic and diluted	$0.76	$(0.20)	$0.90	$1.91	$1.71
Dividends declared	0.80	0.80	0.75	0.60	0.60
Shareholders' equity	20.76	19.76	20.98	21.47	20.45
OTHER FINANCIAL INFORMATION					
Current assets	$ 89,631	$ 78,522	$ 83,230	$ 87,783	$ 84,531
Total assets	149,622	144,784	161,190	170,611	159,664
Current liabilities	25,971	23,954	37,638	26,244	24,790
Long-term debt	2,515	5,847	2,341	20,160	14,507
Shareholders' equity	120,730	114,096	120,780	123,856	119,194

Market Overview

The current domestic regulatory environment in the energy and communication sectors continues to discourage the incumbent energy and service providers from investing in the maintenance and upgrading of their infrastructure as long as new companies are allowed to continue to piggyback on the installed networks at low costs. The blackout in the northeast on August 14, 2003 focused the country's attention on the need for rebuilding and enhancing the domestic infrastructure grid. Although the need to address rebuilding the national power grid and communications infrastructure was pushed to the forefront, the timing of this undertaking remains uncertain. This task will most likely be undertaken by a combination of private companies and government agencies over several years.

The regional Bell telephone companies (Bells) and independent telephone companies are the Company's primary customers in the telecommunications market. A Federal Communications Commission (FCC) ruling in 2003 dictated that these Bells must continue leasing their lines to rivals such as WorldCom and AT&T Corp. The Bells claim that the lease rates are below their cost of providing service. Consequently, the incentive for the Bells to increase capital investment is minimized.

However, the Bells and independent telephone companies are beginning to invest in the fiber-to-the-premise (FTTP) infrastructure and service while requesting further clarification on the FCC rules on sharing their investment in the new infrastructure with their competitors.

While foreign energy and communications markets were flat in most regions of the world, the markets in the Americas remained depressed in 2003. Due to the use of wireless technology, the demand for fixed line communication networks does not offer the same opportunity for growth in certain developing countries' telecommunication markets.

The market demand for the Company's products is expected to remain strong in the Asia Pacific region although the Company expects increased competition especially from China. Local Chinese companies have developed cost competitive products. As a result, the Company expects continued pressure on selling prices.

Preface

The Company's net sales and gross profit continued to decline in 2003 as result of the foregoing. Net sales and the resulting gross profit decreased approximately 10% from the previous year. Sales in the Asia Pacific markets increased but sales in the North and Latin American marketplace decreased. Foreign sales accounted for approximately 69% of the decrease in consolidated net sales as a result of the Company's closing of its European data communications operations in 2002.

On October 2, 2003, the Company sold its 24% interest in a joint venture in Japan. Cash proceeds of the sale were approximately $7.1 million and the transaction resulted in a pretax gain of $3.5 million that includes the reversal of $1.7 million in the cumulative translation adjustment related to the equity investment. The entire amount of the proceeds was taxable resulting in a tax of $2.6 million which reduces the after tax gain to $.9 million or $.15 per share. The gain and related income taxes on the sale was recorded in the fourth quarter of 2003, and the incremental tax impact related to the Company's share of the joint venture's historical earnings net of dividends received was recorded during the third quarter of 2003.

During the third quarter of 2002, the Company recorded abandonment charges of $4.7 million related to its discontinued European data communications operations. This action was taken as a result of the continuing decline in the global telecommunication and data communications markets and after failing to reach agreement on an acceptable selling price on product supplied to a significant foreign customer. Approximately $3.3 million of the charge is related to asset write-downs, of which $2.1 million of inventory write-offs were recorded in Costs of products sold and $1.2 million of write-offs related to receivables were included in Costs and expenses on the Statement of Consolidated Operations. The remaining $1.4 million of the charge, included in Costs of products sold and Costs and expenses, relates to cash outlays for employee severance cost, cost of exiting leased facilities, the termination of other contractual obligations and transitional costs. Approximately $.1 million in cash outlays remain to be paid at December 31, 2003 and are anticipated to be paid out by March 31, 2004. Other unusual charges recorded during 2002 included a $1.6 million asset impairment charge in accordance with Statements of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, a charge of $.8 million to expense premiums paid in excess of cash surrender value on life insurance policies and a charge of $.5 million related to the cumulative translation adjustment for the abandoned operation. These unusual charges, which the Company believes to be one-time charges, reduced pretax income by $7.6 million and resulted in a reported loss of $1.1 million or $.20 per share in 2002.

By 2005 the Company expects an incremental external cost of complying with section 404 of Sarbanes-Oxley Act of 2002 to be approximately $1 million. If the Company becomes an accelerated filer in 2004 these costs will be accelerated.

2003 Results of Operations Compared to 2002

In 2003 consolidated net sales were $153.3 million, a decrease of $16.5 million, or 10% from 2002. Domestic net sales of $90.7 million decreased $5.2 million, or 5%. The majority of the decrease was due primarily to volume decreases in the energy and communications markets. Foreign net sales of $62.6 million decreased $11.3 million, or 15%. Foreign sales related to the abandonment of the European data communications operations in 2002 accounted for a decrease of $15 million. Foreign net sales decreased $3.4 million in the Americas. Foreign net sales were favorably impacted by $7.1 million when converted to U.S. dollars as a result of the weaker U.S. dollar compared to most foreign currencies. No individual foreign country accounted for 10% or more of the Company's consolidated net sales.

Gross profit of $46 million for 2003 decreased $4.7 million, or 9%, compared to 2002. Domestic gross profit of $24.6 million decreased $5.4 million, or 18%. Domestic gross profit decreased $3.5 million due to lower sales and customer mix and $1.9 million due to higher per unit manufacturing costs. Foreign gross profit of $21.4 million increased by $.7 million, or 4%, due to a $2.4 million favorable impact resulting from converting native currency to U.S. dollars and was partially offset by a $1.7 million reduction in sales in native currency.

Costs and expenses decreased $10.6 million, or 20%, compared to 2002, as summarized in the following table:

Thousands of dollars

Year ended December 31	2003	2002	INCREASE (DECREASE)	% INCREASE (DECREASE)
Cost and expenses				
Domestic:				
Selling	$ 11,445	$ 13,440	$ (1,995)	(15)%
General and administrative	12,332	13,483	(1,151)	(9)
Research and engineering	3,650	4,286	(636)	(15)
Other operating expense - net	196	1,099	(903)	(82)
Intercompany debt forgiveness	4,545	-	4,545	
Asset impairment	-	1,621	(1,621)	
	32,168	33,929	(1,761)	(5)
Foreign:				
Selling	5,647	8,430	(2,783)	(33)
General and administrative	7,271	8,863	(1,592)	(18)
Research and engineering	1,560	1,318	242	18
Other operating income - net	(246)	(79)	(167)	211
Intercompany debt forgiveness	(4,545)	-	(4,545)	
	9,687	18,532	(8,845)	(48)
Total	$ 41,855	$ 52,461	$ (10,606)	(20)%

During the year the domestic operations forgave foreign intercompany debt of $4.5 million related to the abandoned European data communications operations. This amount is included as expense for the domestic operations and as income for the foreign operations.

Excluding intercompany debt forgiveness, domestic costs and expenses of $27.6 million decreased $6.3 million, or 19%. Domestic selling expense decreased primarily as a result of a $1 million reduction in commissions on lower sales and a $.4 million reduction in advertising and sales promotion. General and administrative expense decreased as a result of a $1.2 million decrease in bad debt expense attributable to several telecommunication customers declaring bankruptcy in the prior year. Research and Engineering expense decreased principally as a result of employee reductions and lower contract development expenses. Other operating expense improved primarily due to the $.5 million charge recorded in 2002 related to the cumulative translation adjustment for the abandoned European data communications operation and a $.2 million increase in the cash surrender value related to life insurance policies. In 2002, the Company recorded a $1.6 million asset impairment charge in accordance with SFAS No.142.

Excluding intercompany debt forgiveness, foreign costs and expenses of $14.2 million decreased $4.3 million, or 23%. Selling expense decreased primarily as a result of a reduction of $3.1 million in selling expense related to the abandoned European data communications operations in 2002. General and administrative expense decreased primarily as a result of a $3 million reduction related to the abandonment of the European data communications operations in 2002 partially offset by higher employee benefit costs and bad debt expense. Research and engineering expense remained relatively unchanged from 2002, net of the impact of currency translation. Other operating income increased primarily due to gains on foreign currency transactions compared to losses on foreign currency transactions in the prior year. The weaker dollar unfavorably impacted costs and expenses by $1.3 million when foreign costs in local currency were translated to U.S. dollars.

Royalty income of $1.4 million remained relatively unchanged from 2002.

Operating income of $5.5 million for the year ended December 31, 2003 increased $5.9 million compared to the previous year. This increase was a result of the reduction in costs and expenses of $10.6 million, partially offset by the $4.7 million decrease in gross profit. Domestic operating income decreased $3.9 million as a result of $5.4 million lower gross profit, forgiveness of intercompany debt of $4.5 million, and the decrease of $.2 million in royalty income partially offset by the $6.3 million reduction in costs and expenses. Foreign operating income of $9.4 million increased $9.8 million due to the $4.5 million forgiveness of intercompany debt, the $4.3 million decrease in costs and expenses, the increase in gross profit of $.7 million and a $.2 million decrease in royalty expense.

Other income for the year ended December 31, 2003 of $3.5 million improved $3.6 million compared to 2002. This increase is primarily due to the $3.5 million gain recognized on the sale of the Company's interest in a joint venture in Japan and is included in the line equity in net income of foreign joint ventures.

Income tax for the year ended December 31, 2003 of $4.6 million was $4 million higher than the prior year. The effective tax rate in 2003 was 51%. The effective tax rate is higher than the 39% expected state and federal rate because the entire proceeds received on the sale of the Company's interest in its joint venture in Japan was taxable (see Note O in the Notes To Consolidated Financial Statements). In accordance with the applicable tax laws of China, the Company is entitled to a preferential tax rate of 0% for the first two years after utilization of any tax loss carryforwards and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was $.1 million or $.01 per share for the year ended December 31, 2003 and $.8 million or $.13 per share for year ended December 31, 2002.

As a result of the preceding items, net income for the year ended December 31, 2003 was $4.4 million, which represents an increase of $5.5 million compared to a loss of $1.1 million in 2002.

2002 Results of Operations Compared to 2001

In 2002 consolidated net sales were $169.8 million, a decrease of $26.5 million, or 14%, from 2001. Domestic sales of $95.8 million decreased $17.4 million, or 15%, due primarily to the continued softness in the data communications market and the collapse of the fiber optic cable market. Lower sales volume accounted for the majority of this decrease. Foreign sales of $74 million decreased $9.1 million, or 11%, compared to 2001. A decrease in sales in Latin American countries as a result of governmental reductions of capital expenditures for the improvement and expansion of communication and energy grids accounted for 75% of the decrease in foreign sales. The weakening of certain Latin American currencies against U.S. dollars accounted for 21% of the decrease in foreign sales. These sales decreases, coupled with $2.9 million lower foreign data communications sales, were partially offset by sales increases in the Asia Pacific and Western European regions. No individual foreign country accounted for 10% or more of the Company's consolidated net sales.

Gross profit of $50.7 million for 2002 declined $8.4 million, or 14%, compared to 2001. Domestic gross profit decreased $1.8 million compared to the prior year primarily as a result of lower net sales partially offset by a reduction of $3 million in indirect manufacturing expenses and a $2 million non-recurring business realignment charge recorded in 2001. Foreign gross profit decreased $6.6 million compared to the previous year primarily as a result of lower net sales and a $2.6 million charge for the abandonment of the European data communications operations recorded in 2002.

Costs and expenses of $52.5 million decreased $1.1 million, or 2%, from 2001, as summarized in the following table:

Thousands of dollars

Year ended December 31	2002	2001	INCREASE (DECREASE)	% INCREASE (DECREASE)
Cost and expenses				
Domestic:				
Selling	$ 13,440	$ 15,793	$ (2,353)	(15)%
General and administrative	13,483	12,923	560	4
Research and engineering	4,286	4,712	(426)	(9)
Other operating expense - net	1,099	1,626	(527)	(32)
Asset impairment	1,621	-	1,621	
	33,929	35,054	(1,125)	(3)
Foreign:				
Selling	8,430	9,131	(701)	(8)
General and administrative	8,863	7,892	971	12
Research and engineering	1,318	1,524	(206)	(14)
Other operating income - net	(79)	(58)	(21)	36
	18,532	18,489	43	0
Total	$ 52,461	$ 53,543	$ (1,082)	(2)%

Domestic costs and expenses decreased $1.1 million from 2001 to $33.9 million. Selling expense decreased primarily as a result of a $.4 million reduction in commissions on lower sales, $1 million decrease related to a reduction in employment levels and a $.6 million reduction in advertising and sales promotion. General and administrative expense increased primarily due to an increase in bad debt expense of $1 million offset by decreased professional fees of $.3 million relating to registering the Company's common shares with the Securities and Exchange Commission during 2001. The increase in bad debt expense was attributable to several telecommunication customers declaring bankruptcy during 2002. Research and Engineering expense decreased principally as a result of employee reductions. Other operating expense decreased due to lower goodwill and intangible asset amortization of $1.1 million as a result of the adoption of SFAS No. 142, a decrease in expense due to $.5 million in business realignment charges recorded in 2001 and a $.2 million increase in other operating income. These decreases in other operating expenses were partially offset by a $.8 million charge to expense in 2002 for premiums paid in excess of cash surrender value on life insurance and a charge of $.5 million related to the cumulative translation adjustment for the abandoned European data communications operation. In 2002, the Company recorded a $1.6 million asset impairment charge in accordance with SFAS No. 142.

Foreign costs and expenses for 2002 remained relatively unchanged from 2001 at $18.5 million. The stronger dollar favorably impacted costs and expenses by $.7 million when foreign costs in local currency were translated to U.S. dollars. Foreign selling expense decreased primarily due to lower commissions as a result of lower sales. The reduction in marketing expenses in 2002 was a result of the expenses incurred to market data communications globally in 2001 offset by charges incurred in 2002 for the abandonment of the Company's European data communications operations. General and administrative expenses increased primarily as a result of recording $1.5 million in abandonment charges partially offset by employment reductions and other cost reduction efforts.

Royalty income for the year ended December 31, 2002 of $1.4 million is $.6 million lower then 2001 as a result of the decline in the domestic data communications market.

Operating income for 2002 decreased $8 million from operating income of $7.6 million for the year ended December 31, 2001. This decrease was a result of the $8.4 million decrease in gross profit, the decrease in royalty income of $.6 million offset by the $1.1 million reduction in costs and expenses. Domestic operating income decreased $1.5 million to $.1 million in 2002 as a result of $1.8 million lower gross profit and the $.6 million reduction in royalty income partially offset by the $1.1 million reduction in domestic costs and expenses. Foreign operating income decreased $6.5 million to a $.5 million operating loss in 2002 due primarily to the $6.6 million decrease in gross profit. The Company's 2002 foreign operating income includes income of $3.7 million from the Asia Pacific Region and $2.8 million from North American and European markets partially offset by operating losses of $1.4 million in Latin America and $5.8 million in the European data communications operations.

Other expense for the year ended December 31, 2002 of $.2 million remained relatively unchanged from 2001 because a $.7 million reduction in interest expense resulting from lower debt was offset by a $.4 million decrease in interest income primarily due to interest received in 2001 on a one-time state tax refund and a $.4 million reduction in foreign joint venture equity income.

Income tax for the year ended December 31, 2002 of $.6 million was $1.7 million lower than the prior year. The Company had taxable income in 2002 despite a loss before income taxes, as a result of the Company receiving dividends of $1.6 million from foreign equity investments (see Note F in the Notes To Consolidated Financial Statements). The Company has a tax holiday in China which grants an effective tax rate of 0% for the first two profit-making years after utilizing any tax loss carryforwards and a 50% tax reduction for the succeeding three years which begins with 2003. The aggregate tax and per share favorable effect of this holiday was $.8 million or $.13 per share in 2002 and $.5 million or $.08 per share in 2001. See Note F in the Notes To Consolidated Financial Statements for further discussion of the differences between the overall statutory tax rate and the effective rate.

As a result of the preceding, net loss for the year ended December 31, 2002 was $1.1 million, which represents a decrease of $6.3 million, compared to comparable results in 2001.

Working Capital, Liquidity and Capital Resources

Net cash provided by operating activities was $20.7 million for the year ended December 31, 2003 an increase of $2.2 million when compared to the same period in 2002. An increase of $5.5 million in net income and a decrease in working capital of $.6 million in 2003 compared to 2002 were offset by a $3.9 million reduction of non-cash expenses in 2003 when compared to 2002. Higher non-cash expenses in the previous year were primarily attributable to the abandonment charge and asset impairment recorded in 2002.

Net cash provided by investing activities of $2.7 million represents an increase of $6.1 million when compared to cash used in investing activities in 2002. During 2003, the Company sold its 24% interest in a joint venture in Japan with Toshin Denko Kabushiki Kaisha. The selling price was approximately $7.1 million and is included in the sale of property and equipment. During 2002, the Company received $1.2 million on the sale of its Birmingham, Alabama facility. Additionally, capital expenditures were $.2 million lower in 2003 compared to 2002. The Company is continually analyzing potential acquisition candidates and business alternatives but has no commitments that would materially affect the operations of the business.

Cash used in financing activities was $8.4 million compared to $12.2 million in the previous year. This was primarily a result of lower borrowings in 2003 compared to 2002 and therefore lower payments to reduce those borrowings.

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. See Note E in the Notes To Consolidated Financial Statements for further discussion on the future minimal rental commitment under these leasing arrangements. One such lease is for the Company's aircraft with a lease commitment through April 2012. Under the terms of the lease, the Company maintains the risk for the residual value in excess of the market value of the aircraft. At the present time, the Company believes its risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value. At December 31, 2003, the Company had open uncompleted purchase commitments for inventory and capital equipment of $.5 million.

The Company's financial position remains strong and its current ratio at December 31, 2003 was 3.5:1 compared to 3.3:1 at December 31, 2002. Working capital of $63.7 million has increased from the December 31, 2002 amount of $54.6 million primarily due to the cash received from the sale of the joint venture during October 2003. At December 31, 2003, the Company's unused balance under its main credit facility was $20 million and its debt to equity percentage was 4%. The Company believes its cash on hand, existing credit facilities, internally generated funds and ability to obtain additional financing will be sufficient to meet the Company's growth and operating needs for the next 12 months.

Contractual obligations and other commercial commitments are summarized in the following tables:

Thousands of dollars	PAYMENT DUE BY PERIOD				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
CONTRACTUAL OBLIGATIONS					
Long-term debt	$ 4,399	$ 1,884	$ 2,515	$ -	$ -
Operating leases	16,414	1,021	1,448	1,523	12,422
Purchase commitments	525	525	-	-	-

Thousands of dollars	AMOUNT OF COMMITMENT EXPIRATION PER PERIOD				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
OTHER CONTRACTUAL OBLIGATIONS					
Letter of Credit	$ 244	$ 207	$ 37	$ -	$ -
Guarantees	122	-	-	-	122

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, effective for fiscal years beginning after June 15, 2002. The Statement requires the current accrual of a legal obligation resulting from a contractual obligation, government mandate, or implied reliance on performance by a third party, for costs relating to retirements of long-lived assets that result from the acquisition, construction, development and /or normal operation of the asset. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if it can be reasonably estimated, and a corresponding amount be included as a capitalized cost of the related asset. The capitalized amount will be depreciated over the assets' useful life. The Statement also notes that long-lived assets with an undetermined future life would not require the recognition of a liability until sufficient information is available. The adoption of this statement did not have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).*" This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for exit costs was recognized at the date of the entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability.

The adoption of this Statement did not have a material impact on the Company.

During January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities an interpretation of* ARB No. 51, *Consolidated Financial Statements* (FIN 46). FIN 46 clarifies the accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (FIN 46R). The revision only slightly modified the variable interest model contained in FIN 46. However, FIN 46R adopted certain scope exceptions and clarified definitions and calculations underlying the model. FIN 46R required the application of either FIN 46 or FIN 46R for Special Purpose Entities ("SPE") in the annual reporting period ending after December 15, 2003. The application of FIN 46R for non-SPEs was deferred until the quarter ending March 31, 2004. The Company has adopted the applicable disclosure provisions of FIN 46 and FIN 46R in the financial statements.

The Company invests in qualified affordable housing projects as a limited partner. The Company receives affordable housing federal and state tax credits for these limited partnership investments. The Company's maximum potential exposure to these partnerships is $.4 million, consisting of the limited partnership investments plus unfunded commitments. As the Company does not consider its investment a SPE, it is currently evaluating whether such investments should be consolidated in accordance with FIN 46 and FIN 46R for the quarter ended March 31, 2004.

Additionally, the Company previously had two equity investments in Japanese joint ventures. As indicated in Note O in the Notes To Consolidated Financial Statements, the Company sold its interest in one of the investments in October 2003. For the remaining joint venture, the Company is currently evaluating its consolidation in accordance with FIN 46 and FIN 46R for the quarter ended March 31, 2004. The Company has calculated a related maximum exposure of $2.8 million as of December 31, 2003 based on its recorded investment.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (FAS 149). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of this Statement did not have a material impact on the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (FAS 150). This Statement establishes standards for how financial instruments with characteristics of both liabilities and equity are classified and measured. This Statement requires that an issuer classify financial instruments as a liability or asset based on the requirements of the Statement, which may have been previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31,2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions. The Company believes that the critical accounting policies are limited to those that are described below.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company records estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2003 the Company recorded a provision for doubtful accounts of $.6 million and at December 31, 2003 the allowance represents 9% of its trade receivables, compared to 13% at December 31, 2002.

SALES RETURNS AND ALLOWANCES

The Company records a provision for estimated sales returns and allowances on product and service related sales in the same period as the related revenues are recorded. These estimates are based on historical sales returns and other known factors, such as open authorized returns. At December 31, 2003 these provisions accounted for less than .1% of consolidated net sales, compared to less than .2% at December 31, 2002. If future returns do not reflect the historical data the Company uses to calculate these estimates, additional allowances or reversals of established allowances may be required.

EXCESS AND OBSOLESCENCE RESERVES

The Company has provided an allowance for excess inventory and obsolescence based on estimates of future demand, which is subject to change. Additionally, discrete provisions are made when facts and circumstances indicate that particular inventories will not be utilized. At December 31, 2003, the allowance for excess inventory and obsolescence was 9% of gross inventories, compared to 12% at December 31, 2002. If actual market conditions are different than those projected by management, additional inventory write-downs or reversals of existing reserves may be necessary.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

GOODWILL

The Company performs its annual impairment test for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. The Company then compares the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, the Company believes that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

The Company performs interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may not be recoverable. There were no trigger events during 2003 and as such only an annual impairment test was performed. During the fourth quarter 2002, the market valuation of one domestic reporting unit had decreased, such that it was highly probable that the related goodwill would not be recoverable. Therefore, at December 31, 2002, the Company had recorded a goodwill impairment charge of $1.6 million.

Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's foreign operations are mitigated due to the stability of the countries in which the Company's largest foreign operations are located.

The Company has foreign currency forward exchange contracts outstanding at December 31, 2003 whose fair values and carrying values are approximately $.8 million and mature in less than one year. A 10% change in the foreign currency rates would have resulted in a favorable/unfavorable impact on foreign currency translation expense of less than $.1 million for the year ended December 31, 2003. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities, which consisted of borrowings of $5.4 million at December 31, 2003. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2003.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $2.2 million and on income before tax of $.1 million

Report of Independent Auditors

To the Shareholders and Board of Directors of Preformed Line Products Company:

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Preformed Line Products Company and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill and other intangible assets to comply with the provisions of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Cleveland, Ohio
March 2, 2004

Thousands of dollars, except share data

December 31	2003	2002
ASSETS		
Cash and cash equivalents	$ 28,209	$ 11,629
Accounts receivable, less allowance of $2,463 ($3,770 in 2002)	24,225	24,763
Inventories – net	31,113	33,750
Deferred income taxes – short-term	3,740	5,276
Prepaids and other	2,344	3,104
Total Current Assets	89,631	78,522
Property and equipment – net	47,888	48,569
Investments in foreign joint ventures	2,826	8,087
Deferred incomes taxes – long-term	434	863
Goodwill, patents and other intangibles – net	5,553	5,596
Other	3,290	3,147
Total Assets	$ 149,622	$ 144,784

See notes to consolidated financial statements.

Thousands of dollars, except share data

December 31	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 1,019	$ 1,246
Trade accounts payable	7,648	7,844
Accrued compensation and amounts withheld from employees	3,749	3,269
Accrued expenses and other liabilities	4,356	4,251
Accrued profit-sharing and pension contributions	3,850	4,176
Dividends payable	1,163	1,155
Income taxes	2,302	337
Current portion of long-term debt	1,884	1,676
Total Current Liabilities	25,971	23,954
Long-term debt, less current portion	2,515	5,847
Deferred income taxes - long-term	97	161
Minimum pension liability	309	726
SHAREHOLDERS' EQUITY		
Common stock - $2 par value, 15,000,000 shares authorized, 5,814,269 and 5,772,710 issued and outstanding, net of 377,404 and 389,188 treasury shares at par, respectively.	11,629	11,545
Paid in capital	472	82
Retained earnings	123,022	123,124
Other comprehensive loss	(14,393)	(20,655)
Total Shareholders' Equity	120,730	114,096
Total Liabilities And Shareholders' Equity	$ 149,622	$ 144,784

See notes to consolidated financial statements.

Thousands of dollars, except per share data

Year ended December 31	2003	2002	2001
Net sales	$ 153,333	$ 169,842	$ 196,365
Cost of products sold	107,366	119,173	137,266
Gross Profit	45,967	50,669	59,099
Costs and expenses			
Selling	17,092	21,870	24,924
General and administrative	19,603	22,346	20,815
Research and engineering	5,210	5,604	6,236
Other operating (income) expenses - net	(50)	1,020	1,568
Asset impairment	-	1,621	-
	41,855	52,461	53,543
Royalty income - net	1,372	1,366	2,015
Operating Income (loss)	5,484	(426)	7,571
Other income (expense)			
Equity in net income of foreign joint ventures	3,710	447	803
Interest income	421	287	685
Interest expense	(490)	(687)	(1,427)
Other expense	(161)	(200)	(200)
	3,480	(153)	(139)
Income (loss) Before Income Taxes	8,964	(579)	7,432
Income taxes	4,581	561	2,256
Net Income (loss)	$ 4,383	$ (1,140)	$ 5,176
Net income (loss) per share - basic and diluted	$0.76	$(0.20)	$0.90
Cash dividends declared per share	$0.80	$0.80	$0.75
Average number of shares outstanding-basic	5,783	5,766	5,755
Average number of shares outstanding-diluted	5,801	5,766	5,755

See notes to consolidated financial statements.

Thousands of dollars, except share and per share data

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2001	$ 11,536	$ -	$ 127,994	$ (15,674)	$ 123,856
Net income	-	-	5,176	-	5,176
Foreign currency translation adjustment	-	-	-	(3,781)	(3,781)
Total comprehensive income	-	-	-	-	1,395
Purchase of 11,056 common shares	(22)	-	(133)	-	(155)
Cash dividends declared - $.75 per share	-	-	(4,316)	-	(4,316)
Balance at December 31, 2001	11,514	-	128,721	(19,455)	120,780
Net income (loss)	-	-	(1,140)	-	(1,140)
Foreign currency translation adjustment	-	-	-	(1,218)	(1,218)
Cumulative translation adjustment for liquidation of a foreign entity	-	-	-	490	490
Minimum pension liability - net of taxes benefit of $254	-	-	-	(472)	(472)
Total comprehensive income	-	-	-	-	(2,340)
Issuance of 15,680 common shares	31	82	158	-	271
Cash dividends declared - $.80 per share	-	-	(4,615)	-	(4,615)
Balance at December 31, 2002	11,545	82	123,124	(20,655)	114,096
Net income	-	-	4,383	-	4,383
Foreign currency translation adjustment	-	-		4,276	4,276
Cumulative translation adjustment for liquidation of a joint venture	-	-	-	1,709	1,709
Minimum pension liability - net of taxes of $140	-	-	-	277	277
Total comprehensive income	-	-	-	-	10,645
Issuance of 41,559 common shares	84	390	146	-	620
Cash dividends declared - $.80 per share	-	-	(4,631)	-	(4,631)
Balance at December 31, 2003	$ 11,629	$ 472	$ 123,022	$ (14,393)	$ 120,730

See notes to consolidated financial statements.

Thousands of dollars

Year ended December 31	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ 4,383	$ (1,140)	$ 5,176
Adjustments to reconcile net income (loss) to net cash provided by operations			
Depreciation and amortization	8,329	9,018	10,320
Asset impairment	-	1,621	-
Noncash abandonment/realignment charges	-	3,301	2,668
Deferred income taxes	1,901	(2,378)	(263)
Cash surrender value of life insurance	95	821	-
Cumulative translation adjustment	(53)	490	-
Earnings of joint ventures	(203)	(447)	(803)
Dividends received from joint ventures	1,019	1,628	185
Gain on sale of joint venture	(882)	-	-
Other - net	29	111	(6)
Changes in operating assets and liabilities			
Receivables	2,999	3,910	1,588
Inventories	4,483	2,402	3,023
Trade payables and accruals	(1,294)	(2,083)	297
Income taxes	190	307	(2,946)
Other - net	(264)	1,016	(2,059)
Net Cash Provided by Operating Activities	20,732	18,577	17,180
INVESTING ACTIVITIES			
Capital expenditures	(4,018)	(4,706)	(6,196)
Business acquisitions	(472)	(39)	(1,058)
Proceeds from the sale of equity investment, property and equipment	7,160	1,284	757
Net Cash Provided by (Used in) Investing Activities	2,670	(3,461)	(6,497)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	(234)	39	(503)
Proceeds from the issuance of long-term debt	10,658	14,588	17,673
Payments of long-term debt	(14,838)	(22,480)	(22,651)
Dividends paid	(4,623)	(4,611)	(4,030)
Issuance (purchase) of common shares	620	271	(155)
Net Cash Used in Financing Activities	(8,417)	(12,193)	(9,666)
Effects of exchange rate changes on cash and cash equivalents	1,595	297	(2,078)
Increase (decrease) in cash and cash equivalents	16,580	3,220	(1,061)
Cash and cash equivalents at beginning of year	11,629	8,409	9,470
Cash and Cash Equivalents at End of Year	$ 28,209	$ 11,629	$ 8,409

See notes to consolidated financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Reclassification

Certain amounts in the prior years' financial statements have been reclassified to conform to the presentation of 2003.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Investments in Foreign Joint Ventures

Investments in joint ventures, where the Company owns at least 20% but less than 50%, are accounted for by the equity method.

Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of three months or less at the time of acquisition.

Inventories

Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, notes payable and debt. The carrying amount of all financial instruments approximates fair value.

Property, Plant, and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the majority of the Company's assets is computed using accelerated methods over the estimated useful lives. The estimated useful lives used are: land improvements, ten years; buildings, forty years; and machinery and equipment, three to ten years; with the exception of personal computers which are depreciated over three years using the straight line method.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those items. The Company's cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill and Other Intangibles

The Company has adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, as of January 1, 2002. Consequently, the Company has discontinued the amortization of goodwill during 2002. Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Patents and other intangible assets with definite lives represent primarily the value assigned to patents acquired with purchased businesses and are amortized using the straight-line method over their useful lives. Goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to SFAS No. 142.

Research and Development

Research and development costs are expensed as incurred. Company sponsored costs for research and development of new products were $2.7 million in 2003, $2.9 million in 2002 and $2.7 million in 2001.

Advertising

Advertising costs are expensed in the period incurred.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet; revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. Such transactions have not been material. Unrealized translation adjustments are recorded as accumulated foreign currency translation adjustments in shareholders' equity. Upon sale or upon substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is removed from accumulated foreign currency translation adjustment in shareholders' equity and reclassified to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Sales Recognition

Sales are recognized when products are shipped and title and risk of loss has passed to unaffiliated customers. Shipping and handling costs billed to customers are included in net sales while shipping and handling costs not billed to customers are included in cost of products sold.

Derivative Financial Instruments

The Company has foreign currency forward exchange contracts outstanding at December 31, 2003 whose fair values and carrying values are approximately $.8 million and mature in less than one year. At December 31, 2003 the Company has recorded a charge for the unamortized discount on the forward exchange contracts. The Company does not hold derivatives for trading purposes.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, effective for fiscal years beginning after June 15, 2002. The Statement requires the current accrual of a legal obligation resulting from a contractual obligation, government mandate, or implied reliance on performance by a third party, for costs relating to retirements of long-lived assets that result from the acquisition, construction, development and /or normal operation of the asset. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if it can be reasonably estimated, and a corresponding amount be included as a capitalized cost of the related asset. The capitalized amount will be depreciated over the assets' useful life. The Statement also notes that long-lived assets with an undetermined future life would not require the recognition of a liability until sufficient information is available. The adoption of this statement did not have a material impact on the financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. This Statement nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "*Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).*" This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for exit costs was recognized at the date of the entity's commitment to an exit plan. This Statement also establishes that fair value is the objective for initial measurement of the liability. The adoption of this Statement did not have a material impact on the Company.

During January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* an interpretation of ARB No. 51, *Consolidated Financial Statements* (FIN 46). FIN 46 clarifies the accounting for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB released a revised version of FIN 46 (FIN 46R). The revision only slightly modified the variable interest model contained in FIN 46. However, FIN 46R adopted certain scope exceptions and clarified definitions and calculations underlying the model. FIN 46R required the application of either FIN 46 or FIN 46R for Special Purpose Entities ("SPE") in the annual reporting period ending after December 15, 2003. The application of FIN 46R for non-SPEs was deferred until the quarter ending March 31, 2004. The Company has adopted the applicable disclosure provisions of FIN 46 and FIN 46R in the financial statements.

The Company invests in qualified affordable housing projects as a limited partner. The Company receives affordable housing federal and state tax credits for these limited partnership investments. The Company's maximum potential exposure to these partnerships is $.4 million, consisting of the limited partnership investments plus unfunded commitments. As the Company does not consider its investment a SPE, it is currently evaluating whether such investments should be consolidated in accordance with FIN 46 and FIN 46R for the quarter ended March 31, 2004.

Additionally, the Company previously had two equity investments in Japanese joint ventures. As indicated in Note O in the Notes To Consolidated Financial Statements, the Company sold its interest in one of the investments in October 2003. For the remaining joint venture, the Company is currently evaluating its consolidation in accordance with FIN 46 and FIN 46R for the quarter ended March 31, 2004. The Company has calculated a related maximum exposure of $2.8 million as of December 31, 2003 based on its recorded investment.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities* (FAS 149). This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. FAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. The adoption of this Statement did not have a material impact on the Company.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (FAS 150). This Statement establishes standards for how financial instruments with characteristics of both liabilities and equity are classified and measured. This Statement requires that an issuer classify financial instruments as a liability or asset based on the requirements of the Statement, which may have been previously classified as equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company.

NOTE B – SUPPLEMENTAL INFORMATION

December 31	2003	2002
INVENTORIES		
Finished products	$ 14,065	$ 16,473
Work-in-process	1,414	1,249
Raw materials	17,369	17,568
	32,848	35,290
Excess of current cost over LIFO cost	(1,735)	(1,540)
	$ 31,113	$ 33,750

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority (approximately $9.9 million in 2003 and $12.2 million in 2002) of its material portion of inventories in the United States. All other inventories are determined by the FIFO method.

December 31	2003	2002
PROPERTY AND EQUIPMENT – AT COST		
Land and improvements	$ 6,779	$ 6,328
Buildings and improvements	36,523	34,442
Machinery and equipment	88,881	81,396
Construction in progress	1,126	1,419
	133,309	123,585
Less accumulated depreciation	85,421	75,016
	$ 47,888	$ 48,569

Depreciation of property and equipment was $7.8 million in 2003, $8.4 million in 2002 and $8.5 million in 2001.

GUARANTEES

The Company establishes a warranty reserve when a known measurable exposure exists. Such reserves are adjusted for management's best estimate of warranty obligations based on current and historical trends. The change in the carrying amount of product warranty reserves for the year ended December 31, 2003 was:

Balance at December 31, 2002	$ 142
Additions charged to Costs of products sold	79
Deductions	(19)
Balance at December 31, 2003	$ 202

NOTE C - PENSION PLANS

Domestic hourly employees of the Company and certain employees of foreign subsidiaries who meet specific requirements as to age and service are covered by defined benefit pension plans. Net periodic benefit costs and obligations of the Company's foreign plans are not material. The Company uses a December 31 measurement date for its plans.

Net periodic benefit cost for the Company's domestic plan included the following components for the year ended December 31:

Year ended December 31	2003	2002	2001
Service cost	$ 469	$ 470	$ 470
Interest cost	611	564	544
Expected return on plan assets	(460)	(490)	(568)
Amortization of the unrecognized transition asset	-	13	13
Recognized net actuarial loss	92	-	-
Net periodic benefit cost	$ 712	$ 557	$ 459

The following tables set forth benefit obligations, assets and the accrued benefit cost of the Company's domestic defined benefit plan at December 31:

December 31	2003	2002
Projected benefit obligation at beginning of the year	$ 9,534	$ 8,263
Service cost	469	470
Interest cost	611	564
Actuarial loss	590	428
Benefits paid	(216)	(191)
Projected benefit obligation at end of year	$ 10,988	$ 9,534
Fair value of plan assets at beginning of the year	$ 6,394	$ 7,345
Actual return (loss) on plan assets	1,296	(833)
Employer contributions	1,039	73
Benefits paid	(216)	(191)
Fair value of plan assets at end of the year	$ 8,513	$ 6,394
Benefit obligations in excess of plan assets	$ (2,475)	$ (3,140)
Unrecognized net loss	2,272	2,610
Minimum pension liability	(309)	(726)
Accrued benefit cost	$ (512)	$ (1,256)

The domestic defined benefit pension plan with accumulated benefit obligations in excess of plan assets was:

December 31	2003	2002
Projected benefit obligation	$ 10,988	$ 9,534
Accumulated benefit obligation	9,025	7,650
Fair market value of assets	8,513	6,394

During 2002, the Company recorded a minimum pension liability of $.7 million, $.5 million net of tax benefit, in Shareholders' equity by a charge to other comprehensive income. During 2003, the Company reduced its minimum pension liability by $.4 million, $.3 million net of tax benefit.

Weighted-average assumptions used to determine benefit obligations at December 31:

December 31	2003	2002
Discount rate	6.25%	6.75%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31:

December 31	2003	2002
Discount rate	6.75%	7.25%
Rate of compensation increase	3.50	3.50
Expected long-term return on plan assets	7.50	7.50

For 2003, the Net Periodic Pension Cost was based on a long-term asset rate of return of 7.50%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets. Using the plan's current mix of assets and based on the average historical returns for such mix, an expected long-term rate-of-return of 7.50% is justified.

The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category, are as follows:

Plan Assets at December 31	2003	2002
ASSETS CATEGORY		
Equity securities	65.4%	96.3%
Debt securities and related instruments	33.1	-
Cash and equivalents	1.5	3.7
	100.0%	100.0%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	RANGE	TARGET
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company expects to contribute $1 million to its pension plan in 2004.

Expense for defined contribution plans was $2.8 million in 2003, $2.7 million in 2002 and $2.6 million in 2001.

NOTE D - DEBT AND CREDIT ARRANGEMENTS

December 31	2003	2002
SHORT-TERM DEBT		
Secured Notes		
Chinese Rmb denominated at 5.31% in 2003, and 5% in 2002	$ 966	$ 1,208
Unsecured short-term debt		
Other short-term debt at 2.9 to 2.98% in 2003, and 3.8 to 4.8% in 2002	53	38
Current portion of long-term debt	1,884	1,676
Total short-term debt	2,903	2,922
LONG-TERM DEBT		
Revolving credit agreement	-	4,500
Australian dollar denominated term loans (A$5,500), at 5.3 to 5.56%, due 2004 and 2006	4,136	2,408
Brazilian Reais denominated term loan (R$750) at 16.1%, due 2005	259	599
Other loans in various denominations, due 2004	4	16
Total long-term debt	4,399	7,523
Less current portion	(1,884)	(1,676)
	2,515	5,847
Total debt	$ 5,418	$ 8,769

The revolving credit agreement makes $20 million available to the Company, at an interest rate of money market plus 1%. At December 31, 2003, the interest rate on the revolving credit agreement was 2.12%. However, there was no debt outstanding at December 31, 2003, as the result of the Company paying down the debt with cash flow from operations. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth, and profitability. At December 31, 2003 the Company was in compliance with these covenants

Aggregate maturities of long-term debt during the next five years are as follows: 2004, $1.9 million; 2005, $.3 million; 2006, $2.2 million; 2006 and 2007, $0 million.

Interest paid was $.7 million in 2003, $.6 million in 2002 and $1.3 million in 2001.

NOTE E – LEASES

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment and computer equipment. Rental expense was $1.3 million in 2003, $1.3 million in 2002 and $1.4 million in 2001. Future minimum rental commitments having non-cancelable terms exceeding one year are $1 million in 2004, $.8 million in 2005, $.7 million in 2006, $.8 million in 2007, $.8 million in 2008 and an aggregate $12.4 million thereafter.

NOTE F – INCOME TAXES

The provision for income taxes is based upon income before tax for financial reporting purposes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. In estimating future tax consequences, the Company considers anticipated future events, except changes in tax laws or rates, which are recognized when enacted.

The components of income tax expense are as follows:

December 31	2003	2002	2001
CURRENT			
Federal	$ 560	$ 1,070	$ 716
Foreign	1,882	1,317	1,458
State and local	378	298	345
	2,820	2,685	2,519
DEFERRED			
Federal	2,254	(1,713)	(511)
Foreign	(526)	(428)	324
State and local	33	17	(76)
	1,761	(2,124)	(263)
	$ 4,581	$ 561	$ 2,256

The differences between the provision for income taxes at the U.S. statutory rate and the tax shown in the Statements of Consolidated Operations are summarized as follows:

Year ended December 31	2003	2002	2001
Tax at statutory rate of 35%	$ 3,048	$ (197)	$ 2,527
State and local taxes, net of federal benefit	271	315	175
Non-deductible expenses	91	402	344
Foreign dividends net of foreign tax credits	630	975	(393)
Non-U.S. tax rate variances	(240)	(1,076)	(569)
Capital gain on the sale of foreign stock	1,219	-	-
Valuation allowance	170	227	-
Tax credits	(349)	(225)	(232)
Other, net	(259)	140	404
	$ 4,581	$ 561	$ 2,256

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets (liabilities) at December 31, are as follows:

December 31	2003	2002
DEFERRED TAX ASSETS		
Accrued compensation benefits	$ 716	$ 691
Depreciation and other basis differences	1,271	1,701
Inventory obsolescence	1,014	1,612
Allowance for doubtful accounts	806	1,387
Benefit plans reserves	682	896
Closure reserves	-	379
NOL carryforwards	768	316
Other accrued expenses	809	736
Gross deferred tax assets	6,066	7,718
Valuation allowance	(676)	(506)
Net deferred tax assets	5,390	7,212
DEFERRED TAX LIABILITIES		
Depreciation and other basis differences	(1,032)	(899)
Inventory	(259)	(290)
Other	(22)	(45)
Net deferred tax liabilities	(1,313)	(1,234)
Net deferred tax assets	$ 4,077	$ 5,978

December 31	2003	2002
CHANGE IN NET DEFERRED TAX ASSET		
Provision for deferred tax assets	$ 1,761	$ (2,124)
Items of other comprehensive income (loss)	140	(254)
Total change in net deferred tax	$ 1,901	$ (2,378)

A deferred tax valuation allowance has been established for certain net state deferred tax assets due to the uncertainty of realizing future benefits from these temporary items.

The Company has not provided for U.S. income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries which are considered to be indefinitely reinvested in operations outside the United States. The amount of such earnings was approximately $48 million at December 31, 2003.

In accordance with the applicable tax laws in China, the Company is entitled to a preferential tax rate of 0% for the first two profit making years after utilization of any tax loss carryforwards, which may be carried forward for five years; and a 50% tax reduction for the succeeding three years beginning in 2003. The favorable aggregate tax and per share effect was $.1 million, or $.01 per share, for 2003, $.8 million, or $.13 per share, for 2002, and $.5 million, or $.08 per share for 2001.

Income taxes paid, net of refunds, were approximately $(.1) million in 2003, $2.2 million in 2002 and $4.7 million in 2001.

NOTE G - STOCK OPTIONS

The 1999 Stock Option Plan (The Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2003, there were 112,000 shares remaining available for issuance under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, 100% after three years and expire from five to ten years from the date of grant.

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1,	149,500	$15.45	157,000	$15.32	155,000	$15.32
Granted	26,000	14.33	5,000	18.75	2,000	15.00
Exercised	29.775	15.12	6,250	15.13	-	-
Forfeited	20,000	15.13	6,250	15.13	-	-
Outstanding at December 31,	125,725	$15.34	149,500	$15.45	157,000	$15.32

	OPTIONS OUTSTANDING				OPTIONS EXERCISABLE	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Life	Weighted Average Exercise Price		Number Exercisable at 12/31/03	Weighted Average Exercise Price
$15.13 - $16.64	93,850	5.1 YEARS	$15.38		93,850	$15.38
15.00	875	7.3 YEARS	15.00		375	15.00
18.75	5,000	8.3 YEARS	18.75		2,500	18.75
14.33	26,000	9.3 YEARS	14.33		-	-
	125,725	6.2 YEARS	$15.34		96,725	$15.54

As permitted under SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company applies the intrinsic value based method prescribed in APB Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for stock options granted to employees to purchase common shares. Under this method, compensation expense is measured as the excess, if any, of the market price at the date of grant over the exercise price of the options. No compensation expense has been recorded because the exercise price is equal to market value at the date of grant.

SFAS No. 123 requires pro forma disclosure of the effect on net income and earnings per share when applying the fair value method of valuing stock-based compensation. For purposes of this pro forma disclosure, the estimated fair value of the options is recognized ratably over the vesting period.

Year ended December 31	2003	2002	2001
Net income (loss), as reported	$ 4,383	$ (1,140)	$ 5,176
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards	132	277	355
Pro forma net income (loss)	$ 4,251	$ (1,417)	$ 4,821
Earnings per share:			
Basic - as reported	$0.76	$(0.20)	$0.90
Basic - pro forma	$0.74	$(0.25)	$0.84
Diluted - as reported	$0.76	$(0.20)	$0.90
Diluted - pro forma	$0.73	$(0.25)	$0.84

Disclosures under the fair value method are estimated using the Black-Scholes option-pricing model with the following assumptions:

Year ended December 31	2003	2002	2001
Risk-free interest rate	4.29%	4.60%	5.50%
Dividend yield	4.27%	4.22%	3.74%
Expected life	10 YEARS	10 YEARS	10 YEARS
Expected volatility	22.4%	21.1%	29.5%

NOTE H - COMPUTATION OF EARNINGS PER SHARE

Year ended December 31	2003	2002	2001
NUMERATOR			
Net income (loss)	$ 4,383	$ (1,140)	$ 5,176
DENOMINATOR			
Determination of shares			
Weighted average common shares outstanding	5,783	5,766	5,755
Dilutive effect - employee stock options	18	-	-
Diluted weighted average common shares outstanding	5,801	5,766	5,755
EARNINGS PER COMMON SHARE			
Basic	$0.76	$(0.20)	$0.90
Diluted	$0.76	$(0.20)	$0.90

For the year ended December 31, 2003, 5,000 stock options were excluded from the calculation of earnings per share due to the average market prices being lower than the exercise price, and the result would have been anti-dilutive. Due to the net loss from operations for the year ended December 31, 2002, 149,500 stock options were excluded from the calculation of earnings per share, as the result would have been anti-dilutive. For the year ended December 31, 2001, 157,000 stock options were excluded from the calculation of earnings per share due to the average market price being lower than the exercise price, and the result would have been anti-dilutive.

NOTE I - GOODWILL AND OTHER INTANGIBLES

December 31	2003	2002
GOODWILL AND INTANGIBLE ASSETS		
Goodwill	$ 2,489	$ 2,071
Patents and other intangible assets	5,022	5,016
	7,511	7,087
Less accumulated amortization	1,958	1,491
	$ 5,553	$ 5,596

The Company performed its annual impairment test for goodwill pursuant to SFAS No. 142, *Goodwill and Intangible Assets*, as of January 2003 and had determined that no adjustment to the carrying value of goodwill was required. The Company's only intangible asset with an indefinite life is goodwill. The aggregate amortization expense for other intangibles with definite lives for the year ended December 31, 2003 was $.4 million, $.4 million in 2002 and $1.6 million in 2001. Amortization expense is estimated to be $.4 million annually for 2004 and 2005 and $.3 million for 2006, 2007 and 2008.

During the forth quarter of 2002, the market valuation of one domestic reporting unit had decreased, such that it was highly probable that the related goodwill would not be recoverable. Therefore, at December 31, 2002, the Company had recorded a goodwill impairment charge of $1.6 million.

The following table sets forth the carrying value and accumulated amortization of goodwill and intangibles by segment at December 31, 2003. The second table includes the changes of net goodwill by segment for the year ended December 31, 2003. The last table includes a reconciliation of reported net income (loss) after goodwill amortization for the years ending December 31, 2003, 2002 and 2001.

December 31	DOMESTIC	FOREIGN	TOTAL
Amortized intangible assets, including effect of foreign currency translation			
Gross carrying amount - patents and other intangibles	$ 4,947	$ 75	$ 5,022
Accumulated amortization - patents and other intangibles	(1,371)	(27)	(1,398)
Total	3,576	48	3,624
Unamortized intangible assets, including effect of foreign currency translation			
Gross carrying amount - goodwill	1,152	1,337	2,489
Accumulated amortization - goodwill	(504)	(56)	(560)
Total	648	1,281	1,929
Total amortized and unamortized intangible assets	$ 4,224	$ 1,329	$ 5,553

	December 31, 2002	Activity and Earnouts	December 31, 2003
GOODWILL			
Domestic	$ 648	$ -	$ 648
Foreign	953	328	1,281
Total	$ 1,601	$ 328	$ 1,929

For the year ended December 31	2003	2002	2001
RECONCILIATION OF REPORTED NET INCOME(LOSS) TO ADJUSTED NET INCOME (LOSS)			
REPORTED NET INCOME (LOSS)	$ 4,383	$ (1,140)	$ 5,176
Add back: Goodwill amortization, after income tax	-	-	694
Adjusted net income (loss)	$ 4,383	$ (1,140)	$ 5,870
BASIC EARNINGS PER SHARE:			
Reported net income (loss)	$0.76	$(0.20)	$0.90
Goodwill amortization, after income tax	-	-	0.12
Adjusted net income (loss)	$0.76	$(0.20)	$1.02
DILUTED EARNINGS PER SHARE:			
Reported net income (loss)	$0.76	$(0.20)	$0.90
Goodwill amortization, after income tax	-	-	0.12
Adjusted net income (loss)	$0.76	$(0.20)	$1.02

NOTE J – BUSINESS ABANDONMENT AND REALIGNMENT CHARGES

Business Abandonment Charges

During the third quarter of 2002, the Company recorded a charge to write-off certain assets and to record severance payments related to closing its data communications operations in Europe. This entailed winding down a manufacturing operation, closing five sales offices, terminating leases and reducing personnel by approximately 130. This action was taken as a result of the continuing decline in the global telecommunication and data communications markets and after failing to reach agreement on an acceptable selling price on product supplied to a significant foreign customer. The Company incurred a pre-tax charge of $4.7 million for these activities in the third quarter of 2002. Approximately $3.3 million of the charge was related to asset write-downs, of which $2.1 million of inventory write-offs were recorded in Cost of products sold and $1.2 million of write-offs related to receivables was included in Costs and expenses on the Statements of Consolidated Operations. The remaining $1.4 million of the charge, included in Cost of products sold and Costs and expenses, primarily relates to cash outlays for employee severance cost, cost of exiting leased facilities and termination of other contractual obligations. Approximately $.9 million of the latter category of expenses was expended as of December 31, 2003, and the remaining cash outlays are anticipated to be completed by March 31, 2004. An analysis of the amount accrued in the Consolidated Balance Sheet at December 31, 2003 is as follows:

	December 31, 2002 Accrual Balance	Cash Payments	Activity and Adjustments	December 31, 2003 Accrual Balance
Write-off of inventories, net of currency translation effect, included in Cost of products sold	$ 2,254	$ -	$ (1,344)	$ 910
Write-off of receivables, net of currency translation effect, included in Costs and expenses	1,241	-	(500)	741
Severance and other related expenses included in Cost of products sold and cost and expenses	997	(428)	(471)	98
Impaired asset	5	-	(5)	-
Pre-tax charge	$ 4,497			$ 1,749

SFAS No. 52, *Foreign Currency Translation*, provides for the transfer to earnings of all or part of the relevant portion of the foreign currency component of equity upon substantially complete liquidation of an investment in a foreign subsidiary. At December 31, 2002, a significant portion of the Company's European data communications operations noted above had already been liquidated, all manufacturing had ceased, long-lived assets were transferred and the remaining working capital was in the process of being liquidated. Accordingly, the Company recorded a $.5 million currency translation charge to earnings that was previously recorded as the cumulative translation adjustment in shareholders equity.

Business Realignment Charges

During the third quarter of 2001, the Company recorded business realignment charges to write-off assets and to record severance payments related to its data communications product line. These charges included abandoning a three-year effort to expand into the market for local area network hubs and media converters and reevaluation of the strategy for penetrating the Asia-Pacific market with its data communications products. The Company incurred a pre-tax charge of $3.1 million for these activities. Approximately $2.7 million of the pre-tax charge was to reduce working capital and long-lived assets. The remaining $.4 million was for cash outlays related to severance, earned vacation, costs of exiting leased office space and other contractual obligations. All cash outlays were completed by December 31, 2001.

NOTE K – UNUSUAL CHARGES

During 2002, the Company changed its split dollar life insurance program on certain key directors by replacing existing policies and increasing coverage by $13 million. These new policies resulted in a cash surrender value (CSV) lower than cumulative premiums paid on the policies primarily as a result of penalties in the event of an early termination of the policy. As a result, pursuant to Financial Technical Bulletin 85-4, *Accounting for Purchases of Life Insurance*, the Company recorded a charge of $.8 million in 2002.

NOTE L – BUSINESS SEGMENTS

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunications, energy and other utility networks. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe and Asia.

The Company's segments are based on the way management makes operating decisions and assesses performance. The Company's operating segments are domestic and foreign operations. The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statements. No individual foreign country accounted for 10% or more of the Company's consolidated net sales or assets for the years presented. It is not practical to present revenues by product line by segments.

Operating segment results are as follows for the years ended December 31:

Year ended December 31	2003	2002	2001
NET SALES			
Domestic	$ 90,676	$ 95,870	$ 113,308
Foreign	62,657	73,972	83,057
Total net sales	$ 153,333	$ 169,842	$ 196,365
INTERSEGMENT SALES			
Domestic	$ 240	$ 2,084	$ 4,177
Foreign	818	1,066	597
Total intersegment sales	$ 1,058	$ 3,150	$ 4,774
OPERATING INCOME (LOSS)			
Domestic	$ (3,887)	$ 56	$ 1,532
Foreign	9,371	(482)	6,039
	5,484	(426)	7,571
EQUITY IN NET INCOME OF JOINT VENTURES	3,710	447	803
INTEREST INCOME			
Domestic	30	-	254
Foreign	391	287	431
	421	287	685
INTEREST EXPENSE			
Domestic	(136)	(270)	(953)
Foreign	(354)	(417)	(474)
	(490)	(687)	(1,427)
OTHER EXPENSE	(161)	(200)	(200)
INCOME (LOSS) BEFORE INCOME TAXES	$ 8,964	$ (579)	$ 7,432
IDENTIFIABLE ASSETS			
Domestic	$ 77,311	$ 74,388	$ 85,934
Foreign	69,485	62,309	65,280
	146,796	136,697	151,214
Corporate	2,826	8,087	9,976
Total assets	$ 149,622	$ 144,784	$ 161,190
LONG-LIVED ASSETS			
Domestic	$ 38,019	$ 47,302	$ 55,667
Foreign	21,538	18,097	20,858
	$ 59,557	$ 65,399	$ 76,525
EXPENDITURE FOR LONG-LIVED ASSETS			
Domestic	$ 2,035	$ 2,293	$ 3,666
Foreign	1,983	2,413	2,530
	$ 4,018	$ 4,706	$ 6,196
DEPRECIATION AND AMORTIZATION			
Domestic	$ 6,244	$ 6,312	$ 7,905
Foreign	2,085	2,706	2,415
	$ 8,329	$ 9,018	$ 10,320

Transfers between geographic areas are generally above cost and consistent with rules and regulations of governing tax authorities. Corporate assets are equity investments in joint ventures.

The domestic business segment operating loss for the year ended December 31, 2003 includes an expense, recorded in the quarter ended March 31, 2003, for forgiveness of intercompany debt related to the abandoned European data communications operations in the amount of $4.5 million from the foreign business segment, while the foreign business segment includes a similar amount as income related to this transaction. The foreign business segment operating loss for the year ended December 31, 2002 includes an expense, recorded in the quarter ended September 30, 2003, of $4.7 million for business abandonment charges related to the European data communications operations. The domestic business segment operating loss for the year ended December 31, 2001 includes an expense, recorded in the quarter ending September 30, 2001, of $2.6 million for business realignment charges related to the data communications operations. The international business segment operating loss for the year ended December 31, 2001 includes an expense, recorded in the quarter ending September 30, 2001, of $.5 million for business realignment charges related to the data communications operations.

NOTE M – QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Three months ended	March 31	June 30	September 30	December 31
2003				
Net sales	$ 35,209	$ 39,972	$ 39,473	$ 38,679
Gross profit	11,667	11,229	11,657	11,414
Income before income taxes	1,666	1,097	1,770	4,431
Net income (loss)	1,084	833	(510)	2,976
Net income (loss) per share, basic and diluted	$0.19	$0.14	$(0.09)	$0.52
2002				
Net sales	$ 44,008	$ 44,854	$ 41,587	$ 39,393
Gross profit	14,542	13,954	11,533	10,640
Income (loss) before income taxes	2,903	1,512	(2,445)	(2,549)
Net income (loss)	2,001	1,037	(2,099)	(2,079)
Net income (loss) per share, basic and diluted	$0.35	$0.18	$(0.37)	$(0.36)

Third quarter 2002 includes a business abandonment charge of $3.3 million ($.57 per share). Fourth quarter of 2002 includes a $1.1 million ($.19 per share) asset impairment charge. See Note J in the Notes To Consolidated Financial Statements for further discussion of these business abandonment charges.

NOTE N - RELATED PARTY TRANSACTIONS

The Company is a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. The Company paid sponsorship fees of $658,000, annually, to Ruhlman Motorsports during 2001, 2002 and 2003, respectively. In addition, in 2001, 2002 and 2003 the Company's Canadian subsidiary, Preformed Line Products (Canada) Ltd., paid $0, $159,000, and $99,000, respectively, to Ruhlman Motorsports in sponsorship fees. This sponsorship provides the Company with a unique venue to entertain the Company's customers and to advertise on the race car, which participates on the Trans-Am racing circuit. The Company believes that its sponsorship contract with Ruhlman Motorsports is as favorable to the Company as a similar contract with a similar independent third-party racing team would be.

NOTE O - INVESTMENTS IN FOREIGN JOINT VENTURES

Investments in joint ventures, where the Company owns at least 20% but less than 50%, are accounted for by the equity method. The Company is currently a minority partner in a joint venture in Japan, holding a 49% ownership interest in Japan PLP Co. Ltd. During the fourth quarter of 2003 the Company sold its 24% ownership interest in its joint venture in Toshin Denko Kabushiki Kaisha. Proceeds of the sale were approximately $7.1 million, and the transaction resulted in a pretax gain of $3.5 million, which includes the reversal of $1.7 million in cumulative translation adjustment related to the equity investment. The entire amount of the proceeds was taxable resulting in a tax of $2.6 million and therefore reduces the gain to $.9 million after tax. Dividends received from joint ventures totaled $1 million in 2003, $1.6 million in 2002 and $.2 million in 2001.

Summarized financial information for the Company's equity-basis investments in associated companies, combined, was as follows:

For the fiscal year ended March 31	2003	2002	2001
INCOME STATEMENT INFORMATION:			
Revenues	$ 36,482	$ 40,088	$ 52,176
Gross profit	5,040	5,527	7,807
Operating income	1,615	2,211	3,555
Net income	1,015	1,119	2,527
FINANCIAL POSITION INFORMATION:			
Current assets	$ 29,593	$ 30,052	$ 32,690
Noncurrent assets	10,199	10,120	10,200
Current liabilities	5,479	5,778	7,368
Noncurrent liabilities	4,958	4,157	3,680
Net worth	29,355	30,237	31,842

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 12, 2004, the Company had approximately 214 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

Year ended December 31	2003			2002		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$17.15	$13.88	$0.20	$20.25	$18.25	$0.20
Second	15.47	13.50	0.20	20.45	18.15	0.20
Third	20.00	14.70	0.20	20.23	16.80	0.20
Fourth	31.50	18.45	0.20	19.70	15.65	0.20

This report contains "forward–looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding the Company, including those statements regarding the Company's and management's beliefs and expectations concerning the Company's future performance or anticipated financial results, among others. Except for historical information, the matters discussed in this report are forward-looking statements that involve risks and uncertainties, which may cause results to differ materially from those set forth in these statements. Among other things, factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the strength of the economy and the demand for the Company's products, increases in raw material prices, the Company's ability to identify, complete and integrate acquisitions for profitable growth, and other factors described under the headings "Forward-Looking Statements" in the Company's Form 10-K filed with the SEC for the year ended December 31, 2003. The Form 10-K and the Company's other filings with the SEC can be found on the SEC's Web site at http://www.sec.gov. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

PLP's Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003, is available without cost to shareholders upon written request to PLP at the corporate headquarters.

Directors

Jon R. Ruhlman
Chairman

Robert G. Ruhlman
President and
Chief Executive Officer

Frank B. Carr
Private Investor

John D. Drinko
Attorney
Baker & Hostetler LLP

Wilber C. Nordstrom
Consultant

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

Officers

Jon R. Ruhlman
Chairman

Robert G. Ruhlman
President and
Chief Executive Officer

Jon Barnes
Vice President
Marketing and Sales

J. Cecil Curlee, Jr.
Vice President
Human Resources

Eric R. Graef
Vice President
Finance and Treasurer

William H. Haag III
Vice President
International Operations

Robert C. Hazenfield
Vice President
Research and Engineering

J. Richard Hamilton
Secretary

Domestic Plant Locations

Arkansas
Rogers

North Carolina
Albemarle
Charlotte

SUBSIDIARIES

Superior Modular Products
Asheville, North Carolina

International Operations

SUBSIDIARIES

Australia
Preformed Line Products (Australia) Ltd.
Rack Technologies Pty. Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

South Africa
Preformed Line Products
(South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

BBR Systems Ltd.
Glenrothes Fife, Scotland

JOINT VENTURES

Japan
Japan PLP Company, Ltd.
Tokyo, Japan

Auditors

PricewaterhouseCoopers LLP

Registrar & Transfer Agent

National City Bank
Corporate Trust Department
629 Euclid Avenue
Room 635
Cleveland, Ohio 44114

MAILING ADDRESS

P.O. Box 92301
Cleveland, Ohio 44193-0900

Common Shares

PLP common shares are traded on the NASDAQ National Market under the ticker symbol: PLPC

Corporate Headquarters

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

Mailing Address:
P.O. Box 91129
Cleveland, Ohio 44101

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our Employment section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.



PREFORMED LINE PRODUCTS COMPANY
660 Beta Drive, Mayfield Village, OH 44143
www.preformed.com inquiries@preformed.com
Mailing Address: PO Box 91129. Cleveland OH 44101